DC
No Act
P.E. 1-4-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07047026

February 15, 2007

Gregg M. Larson
Associate General Counsel and Secretary
3M Company
P.O. Box 33428
St. Paul, MN 55133-3428

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/15/2007

Re: 3M Company
Incoming letter dated January 4, 2007

Dear Mr. Larson:

This is in response to your letter dated January 4, 2007 concerning the shareholder proposal submitted to 3M by Nick Rossi. We also have received a letter on the proponent's behalf dated January 17, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

66790

Gregg M. Larson
Associate General Counsel and
Secretary

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133 3428 USA
Telephone: 651.733.2204
Facsimile: 651.737.2553
Email: gmlarson@mmm.com

January 4, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549
BY EMAIL: cfletters@sec.gov

Re: *3M Company*
Securities Exchange Act of 1934 – Rule 14a-8
Stockholder Proposal of Nick Rossi

Ladies and Gentlemen:

This letter notifies the staff of the Division of Corporation Finance (the "Staff") that 3M Company, a Delaware corporation ("3M"or the "Company"), intends to omit from its proxy statement and form of proxy for 3M's 2007 Annual Meeting of Stockholders (collectively, the "2007 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof submitted by Nick Rossi (the "Proponent"). The cover letter accompanying the Proposal states that Mr. John Chevedden is representing Mr. Rossi with respect to shareholder matters, including the Proposal, and is Mr. Rossi's proxy for all purposes in connection with the Proposal. A copy of the Proposal and accompanying cover letter are attached hereto as Exhibit A.

In accordance with Rule 14a-8(j) of the Exchange Act, enclosed are six copies of this letter and its attachments. By copy of this letter, 3M notifies the Proponent of its intention to omit the Proposal from its 2007 Proxy Materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before 3M intends to file its definitive 2007 Proxy Materials with the Commission. 3M agrees to promptly forward to the Proponent any Staff response to 3M's no-action request that the Staff transmits by facsimile to 3M.

3M respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials based on Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. To the extent that the reasons for omitting the Proposal are based on matters of law, this letter also constitutes an opinion of counsel that Rule 14a-8(j)(2)(iii) requires.

I. The Proposal

The Proposal states:

"RESOLVED: Shareholders recommend adoption of a simple majority shareholder vote requirement applicable to the greatest number of shareholder voting issues possible. This proposal is focused on adoption of the lowest possible majority vote requirements to the fullest extent possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change to the fullest extent possible in accordance with applicable laws and existing governance documents."

II. Reasons for Exclusion -- Rule 14a-8(i)(10)

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." See Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-20091, at § II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which (among other things) implemented current Rule 14a-8(i)(10), reaffirmed this position. See Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not "fully effected." The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

B. Action by 3M's Board of Directors

Supermajority provisions applicable to voting by 3M's stockholders on various matters appear in its Restated Certificate of Incorporation (the "Certificate") and in 3M's Bylaws. On November 13, 2006, the Nominating and Governance Committee recommended, and the Board of Directors unanimously adopted, a resolution eliminating the supermajority voting provisions from paragraph 39 of the Company's Bylaws. No further action is required to implement this amendment to the Company's Bylaws. A copy of the resolution and a marked version of the Bylaws are attached as Exhibit B. The Company also filed a Current Report on Form 8-K setting forth the amendment to the Bylaws, a copy of which is attached as Exhibit C.

On November 13, 2006, the Nominating and Governance Committee recommended and the Board of Directors also unanimously approved an amendment to the Certificate to eliminate the supermajority voting provisions from the Company's Certificate (the "Amendment"). The Board also directed that the Amendment be (i) described in the 2007 Proxy Materials, (ii) recommended to the stockholders for their approval, and (iii) submitted to a vote of the stockholders at the 2007 Annual Meeting of Stockholders as required by the Delaware General Corporation Law. A copy of the resolution and a marked version of the Certificate are attached as Exhibit D.

Section 242 of the Delaware General Corporation Law requires any amendment to the certificate of incorporation to be made in the following manner: "the board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting."

The Company has completely implemented the Proposal by taking all the necessary steps to amend the Bylaws and the Certificate to eliminate the supermajority voting requirements, including a recommendation that stockholders approve the amendments to the Certificate at the 2007 Annual Meeting of Stockholders as required by the Delaware General Corporation Law.

C. The 3M Amendments "Substantially Implement" the Proposal.

It is well-established under Staff no-action letters that a company may exclude from its proxy materials a shareholder proposal requesting elimination of supermajority voting provisions under Rule 14-8(i)(10) as "substantially implemented" when the company's board of directors has approved amendments to its certificate of incorporation and/or by-laws eliminating supermajority provisions, and represents that it will recommend such amendments be adopted by shareholders at the next annual meeting. See, e.g., *FedEx Corporation* (June 26, 2006); *Northrop Grumman Corporation* (March 28, 2006); *Energy East Corporation* (March 21, 2006); *Citigroup Inc.* (March 10, 2006); *Baxter International Inc.* (February 26, 2006); *Johnson & Johnson* (February 13, 2006); and *The Home Depot, Inc.* (March 28, 2002); *Bristol-Myers Squibb Co.* (Feb. 14, 2005); and *Electronic Data Systems Corp.* (Jan. 24, 2005); (in each case, granting no-action relief to a company that intended to omit from its proxy materials a shareholder proposal that was nearly identical to the Proposal, based on actions by the company's board of directors to approve amendments to its certificate of incorporation and/or by-laws to remove supermajority voting provisions and to recommend to its shareholders that they approve those amendments at the next annual meeting of shareholders).

As noted above, the Proposal requests that the Board of Directors adopt "a simple majority shareholder vote requirement applicable to the greatest number of shareholder voting issues possible." 3M's Board of Directors has (i) adopted an amendment to the Company's Bylaws eliminating the supermajority provision from paragraph 39 of the Bylaws; (ii) adopted the Resolution set forth in Exhibit C declaring the advisability of, and approving, the Amendment, which (if approved by shareholders) will eliminate 3M's supermajority provisions from the Certificate applicable to voting by its shareholders; (iii) resolved to seek shareholder approval of the Amendment and (iv) recommend that the shareholders vote in favor of such approval. In this regard, 3M cannot unilaterally eliminate supermajority provisions from its Certificate, but rather must seek shareholder approval in order to do so. As such, just as in *Bristol-Myers Squibb Co., Electronic Data Systems Corp. and The Home Depot, Inc.*, 3M's Board of Directors has, "to the greatest extent possible," taken all necessary steps to have a simple majority vote apply on each issue that can be subject to a shareholder vote, and, consequently, has substantially implemented the Proposal.

Thus, we believe that, as a result of these actions by 3M's Board of Directors, the Proposal is excludable under Rule 14a-8(i)(10) because 3M has substantially implemented it.

Conclusion

Based upon the foregoing analysis, 3M respectfully requests that the Staff concur that it will take no action if 3M excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (651) 733-2204.

Sincerely,

Gregg M. Larson

c: John Chevedden

Nick Rossi
P.O. Box 249
Boonville, CA 95415

EXHIBIT A

Mr. George W. Buckley
Chairman
3M Company (MMM)
3M Center
St. Paul MN 55144

RECEIVED
OCT 17 2006
Gregg M. Larson

Rule 14a-8 Proposal

Dear Mr. Buckley,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p@earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,

Nick Rossi 10/2/06

cc: Gregg M. Larson
Corporate Secretary
PH: 651 733-1110
FX: 651 733-9973
FX: 651-737-3061
PH: 651-733-2204
FX: 651-737-2553

[Rule 14a-8 Proposal, October 12, 2006]
3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend adoption of a simple majority shareholder vote requirement applicable to the greatest number of shareholder voting issues possible. This proposal is focused on adoption of the lowest possible majority vote requirements to the fullest extent possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change to the fullest extent possible in accordance with applicable laws and existing governance documents.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

66% Yes-Vote

This topic won a 66% yes-vote average at 20 major companies in 2006. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

End Potential Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring an 80%-vote to make certain key governance change, if our vote is an overwhelming 79%-yes and only 1%-no — only 1% could force their will on our 79%-majority.

Progress Begins with One Step

Our company took a step forward and adopted annual election of each director in 2006 after Nick Rossi and AFSCME submitted shareholder proposals on this topic for our 2006 annual meeting. It is important to take another step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company "High Concern" in CEO Compensation.
- We had no Independent Chairman or Lead Director – Independent oversight concern.
- An awesome 80% shareholder vote was required to make certain key changes – Entrenchment concern.
- Cumulative voting was not permitted.
- Poison pill: In response to a 2003 shareholder proposal, 3M adopted a policy requiring poison pill shareholder approval, but allowed our board to override the policy. According to The Corporate Library, this "override" provision undermined the shareholder approval requirement.

Additionally:

- Five directors were allowed to hold 4 or 5 director seats each – Over-extension concern.
- Two directors had 16 or 17 years tenure each – Independence concern.
- Ms Ridgeway, age 71 and with 17-years tenure, was also on our key compensation and nomination committees. Ms. Ridgeway also served on three outside boards rated "D" by the Corporate Library.
- Four outside CEOs were on our board – Over-commitment concern.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

There is no permission to reedit the proposal by deleting starting or concluding words, or reedit the way separate paragraphs are identified.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

EXHIBIT B

Amendment of Bylaws to Eliminate the Supermajority Vote Requirements

Upon recommendation of the Nominating and Governance Committee and motion duly made and seconded, the following resolution was unanimously adopted:

RESOLVED, That:

1) It is the declaration and judgment of this Board of Directors that it is advisable and in the best interests of the Corporation and its stockholders to amend paragraph 39 of the Bylaws to eliminate the supermajority vote requirements.

2) The Bylaws of the Corporation be and they hereby are amended and restated to read in accordance with the text attached to the record copy of these minutes in the form of Exhibit "B".

3) The proper officers of this Corporation be and they hereby are authorized and directed to do and perform all things to accomplish the foregoing, to take such further actions, in their discretion, appropriate to carry out the intent of this resolution, including the power to make alterations or amendments, and to make same effective as soon hereafter as reasonably possible.

3M COMPANY

AMENDED AND RESTATED BYLAWS
As Amended November 11, 2002
As Adopted ________________, 2006

SEAL

1. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization, and shall be in such form as may be approved from time to time by the Board of Directors. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

MEETINGS OF STOCKHOLDERS

2. All meetings of the stockholders shall be held at such date, time, and place either within or without the State of Delaware as may be designated by the Board of Directors from time to time in the notice of the meeting. An annual meeting shall be held for the election of directors, and any other proper business may be transacted thereat.

3. The holders of a majority of each class of stock issued and outstanding, and entitled to vote thereat, present in person, or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by law, by the Restated Certificate of Incorporation, or by these Bylaws. For purposes of the foregoing, two or more classes or series of stock shall be considered a single class if the holders thereof are entitled to vote together as a single class at the meeting. In the absence of a quorum the stockholders so present may, by majority vote, adjourn the meeting from time to time in the manner provided by Section 4 of these Bylaws until a quorum shall attend.

4. At any meeting of stockholders, annual or special, the Chairman of the meeting, or the holders of a majority of the voting power of the voting stock of the Corporation represented in person or by proxy at the meeting, may adjourn the meeting from time to time, to reconvene at the same or some other place, whether or not there is a quorum. Notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

5. At any meeting of the stockholders every stockholder having the right to vote shall be entitled to vote in person, or by proxy appointed by an instrument in writing subscribed by such stockholder and bearing a date not more than three (3) years prior to said meeting, unless

said instrument provides for a longer period. Unless otherwise provided in the Restated Certificate of Incorporation or as otherwise determined by the Board of Directors pursuant to the powers conferred by the Restated Certificate of Incorporation, each stockholder shall have one vote for each share of stock having voting power, registered in his or her name on the books of the Corporation.

6. Written notice of the annual meeting which shall state the place, date, and hour of the meeting shall be mailed to each stockholder entitled to vote thereat at such address as appears on the stock book of the Corporation, at least ten (10) days prior to the meeting. Any previously scheduled meeting of the stockholders may be postponed, and (unless the Restated Certificate of Incorporation otherwise provides) any special meeting of the stockholders holders may be canceled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of stockholders.

7. A complete list of the stockholders entitled to vote at each meeting of stockholders, arranged in alphabetical order, with the record address of each, and the number of voting shares held by each, shall be prepared by the Secretary and made available for examination by any stockholder either at a place within the city where the meeting is to be held, which place shall be so specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held, at least ten (10) days before every meeting, and shall at all times, during the usual hours for business, and during the whole time of said meeting, continue to be open to the examination of any stockholder, for any purpose germane to the meeting.

8. Special meetings of the stockholders may be called for any purpose or purposes by the Chairman of the Board, and shall be called by the Secretary at the request in writing of the Chairman of the Board or of a majority of the Board of Directors. Business transacted at all special meetings shall be confined to the objects stated in the notice of the meeting.

9. Written notice of a special meeting of stockholders, stating the time and place and object thereof, shall be mailed postage prepaid, at least ten (10) days before such meeting, to each stockholder entitled to vote thereat at such address as appears on the books of the Corporation.

10. The Board of Directors shall appoint three persons as inspectors of election, to serve for one year or until their successors are chosen. The inspectors shall act at meetings of stockholders on elections of Directors and on all other matters voted upon by ballot.

Any two of the inspectors in the absence of the third shall have power to act. If at the time of any meeting inspectors have not been appointed or if none, or only one, of the inspectors is present and willing to act, the Chairman of the Board shall appoint the required number of inspectors so that three inspectors shall be present and acting.

10A. Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this Bylaw, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Bylaw.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a)(1) of this Bylaw, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action.

(3) To be timely, a stockholder's notice shall be delivered to or mailed and received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above.

(4) Such stockholder's notice shall set forth:

(i) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

(iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (B) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

(5) Notwithstanding anything in paragraph (a)(3) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to or mailed and received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (A) by or at the direction of the Board of Directors or (B) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Bylaw, who shall be entitled to vote at the meeting, and who complies with the notice procedures set forth in this Bylaw. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as are specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (a) of this Bylaw shall be delivered to or mailed and received by the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of

Directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a stockholder's notice as described above.

(c) General.

(1) Only such persons who are nominated in accordance with the procedures set forth in this Bylaw shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Bylaw. The Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Bylaw and, if any proposed nomination or business is not in compliance with this Bylaw, to declare that such defective proposal or nomination shall be disregarded.

(2) For purposes of this Bylaw, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) Notwithstanding the foregoing, provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Bylaw. Nothing in this Bylaw shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of preferred stock to elect directors under specified circumstances.

DIRECTORS

11. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the Restated Certificate of Incorporation.

12. Except as otherwise fixed by or pursuant to the provisions of Article FOURTH of the Restated Certificate of Incorporation (as it may be duly amended from time to time) relating to the rights of the holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation to elect, by separate class vote, additional directors, the number of directors of the Corporation shall be the number fixed from time to time by the affirmative vote of a majority of the total number of directors which the Corporation would have, prior to any increase or decrease, if there were no vacancies. Until otherwise fixed by the directors, the number of directors constituting the entire Board shall be 16. The persons

receiving the votes of plurality in amount of holders of the shares of capital stock of the Corporation, considered as a single class, entitled to vote generally in the election of directors present at the meeting in person or by proxy shall be directors for the term prescribed by Article TENTH of the Restated Certificate of Incorporation or until their successors shall be elected and qualified.

13. Newly created directorships resulting from an increase in the number of directors of the Corporation and vacancies occurring in the Board of Directors resulting from death, resignation, retirement, removal, or any other reason shall be filled by the affirmative vote of a majority of the directors, although less than a quorum, then remaining in office and elected by the holders of the capital stock of the Corporation entitled to vote generally in the election of directors or, in the event that there is only one such director, by such sole remaining director. Any director elected in accordance with the preceding sentence shall hold office for the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified.

14. In addition to the powers and authorities by these Bylaws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Restated Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

COMMITTEES OF DIRECTORS

15. The Board of Directors may, by resolution or resolutions passed by a majority of the whole Board, designate an Executive Committee and one or more committees, each committee to consist of one (1) or more Directors of the Corporation, which, to the extent provided in said resolution or resolutions or in these Bylaws, or unless otherwise prescribed by statute, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, and may have power to authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in these Bylaws or as may be determined from time to time by resolution adopted by the Board.

16. The committees of the Board of Directors shall keep regular minutes of their proceedings and report the same to the Board when required. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any absent or disqualified member.

COMPENSATION OF DIRECTORS

17. The compensation of the Directors of the Corporation shall be fixed by resolution of the Board of Directors.

MEETINGS OF THE BOARD

18. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board may from time to time determine, and if so determined notice thereof need not be given.

19. Special meetings of the Board may be held at any time or place within or without the State of Delaware whenever called by the Chairman of the Board, if any, or by any two directors. Reasonable notice thereof shall be given by the person or persons calling the meeting.

20. Unless otherwise restricted by the Restated Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Bylaw shall constitute presence in person at such meeting.

21. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in the absence of the Chairman of the Board, by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary, the chairman of the meeting may appoint any person to act as secretary of the meeting.

22. Unless otherwise restricted by the Restated Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

23. At all meetings of the Board of Directors, a majority of the Directors shall constitute a quorum for the transaction of business, and the vote of a majority of the Directors present at any meeting at which there is a quorum, shall be the act of the Board, except as may be otherwise specifically provided by statute or by the Restated Certificate of Incorporation or by these Bylaws. In case at any meeting of the Board a quorum shall not be present, the members of the Board present may adjourn the meeting from time to time until a quorum shall attend.

OFFICERS

24. The officers of the Corporation shall be elected by the Board of Directors at its annual meeting, or if the case requires, at any other regular or special meeting; and shall be a Chairman of the Board of Directors and a Secretary, and, if it so determines, one or more vice presidents, a Treasurer, one or more assistant secretaries, one or more assistant treasurers, and

such other officers as the Board shall deem desirable. The same person may hold any two offices at the same time.

25. The Board of Directors may appoint such other officers and agents as it shall deem desirable with such further designations and titles as it considers desirable, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

26. The compensation of the officers of the Corporation shall be fixed by or under the direction of the Board of Directors.

27. Except as otherwise provided in the resolution of the Board of Directors electing any officer, each officer shall hold office until the first meeting of the Board after the annual meeting of stockholders next succeeding his or her election, and until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board or to the Chairman or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal, or otherwise may be filled for the unexpired portion of the term by the Board at any regular or special meeting.

28. The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in these Bylaws or in a resolution of the Board of Directors which is not inconsistent with these Bylaws, and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board. The Board may require any officer, agent, or employee to give security for the faithful performance of his or her duties.

SHARES OF STOCK

29. The certificates of stock of the Corporation shall be in such form as is consistent with applicable law. The shares of stock of the Corporation shall be represented by certificates, or some or all of any or all classes or series of its stock shall be uncertificated shares. Every holder of stock in the Corporation, upon request, shall be entitled to have a certificate signed by, or in the name of the Corporation by, the Chairman of the Board, or a vice president, and the Treasurer or an assistant treasurer, or the Secretary or an assistant secretary, certifying the number of shares owned by the holder in the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue. Transfers of

stock shall be made on the books of the Corporation only by the record holder of such stock, or by attorney lawfully constituted in writing, and, in case of stock represented by a certificate, upon surrender of the certificate.

LOST, STOLEN, OR DESTROYED STOCK CERTIFICATE

30. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Corporation may require the owner of the lost, stolen, or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of such new certificate.

FISCAL YEAR

31. The fiscal year shall begin on the first day of January in each year.

NOTICES

32. Whenever under the provisions of these Bylaws notice is required to be given to any Director, officer, or stockholder, it shall not be construed to mean personal notice, unless expressly so stated, but such notice may be given by any means or instrumentality reasonably designed for such purpose and permitted by law.

33. Whenever notice is required to be given by law or under any provision of the Restated Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in any written waiver of notice unless so required by the Restated Certificate of Incorporation or these Bylaws.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

34. The Corporation shall indemnify, to the full extent authorized or permitted by law, any person made or threatened to be made a party to any action, suit, or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that such person or such

person's testator or intestate is or was a Director, officer, or employee of the Corporation or serves or served at the request of the Corporation any other enterprise as a Director, officer, or employee.

Expenses incurred by any such person in defending any such action, suit, or proceeding shall be paid or reimbursed by the Corporation promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation. The rights provided to any person by this Bylaw shall be enforceable against the Corporation by such person who shall be presumed to have relied upon it in serving or continuing to serve as a Director, officer, or employee. No amendment of this Bylaw shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment.

For purposes of this Bylaw 34, the term "Corporation" shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger; the term "other enterprise" shall include any corporation, partnership, joint venture, trust, or employee benefit plan; service "at the request of the Corporation" shall include service as a Director, officer, or employee of the Corporation which imposes duties on, or involves services by, such Director, officer, or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interest of the Corporation.

35. The indemnification provided by these Bylaws shall not be deemed exclusive of any other rights to which those indemnified may be entitled by any Bylaw, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, or employee and shall inure to the benefit of the heirs, executors, and administrators of such a person.

36. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of these Bylaws.

INTERESTED DIRECTORS

37. No contract or transaction between the Corporation and one or more of its Directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or

officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the Director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are know to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved, or ratified by the Board, a committee thereof, or the stockholders. Common or interested Directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

FORM OF RECORDS

38. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs, or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

AMENDMENTS

39. Subject to any limitations imposed by the Restated Certificate of Incorporation, the Board of Directors shall have power to adopt, amend, or repeal these Bylaws. Any Bylaws made by the directors under the powers conferred by the Restated Certificate of Incorporation may be amended or repealed by the directors or by the stockholders. ~~Notwithstanding the foregoing and any other provisions of the Restated Certificate of Incorporation or these Bylaws (and notwithstanding that a lesser percentage may be specified by law), no provisions of these Bylaws shall be adopted, amended, or repealed by the stockholders without an affirmative vote of the holders of not less than eighty percent (80%) of the voting power of all of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, considered for the purposes of this Bylaw as a single class.~~

~~Notwithstanding the foregoing and any other provisions of the Restated Certificate of Incorporation or these Bylaws (and notwithstanding that a lesser percentage may be specified by law), the provisions of this Bylaw 39 and Bylaws 12 and 13 may not be amended or repealed unless such action is approved by the affirmative vote of the holders of not less than eighty percent (80%) of the voting power of all of the outstanding shares of capital stock of the~~

~~Corporation entitled to vote generally in the election of directors, considered for purposes of this Bylaw as a single class.~~

EXHIBIT C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **November 13, 2006**

3M COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

File No. 1-3285 (Commission File Number)	**41-0417775** (IRS Employer Identification No.)
3M Center, St. Paul, Minnesota (Address of Principal Executive Offices)	**55144-1000** (Zip Code)

(651) 733-1110
(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

The Board of Directors of 3M Company amended paragraph 39 of the Company's Bylaws, effective November 13, 2006, to eliminate the supermajority vote requirements. Prior to this amendment, no provisions of the Bylaws could be adopted, amended or repealed by stockholders, nor could paragraphs 12, 13 or 39 be amended or repealed without an affirmative vote of no less than eighty percent (80%) voting power of all of the Company's outstanding shares of capital stock. An amended paragraph 39 of the Bylaws is attached hereto as Exhibit 3(ii).

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

Exhibit Number	Description
3(ii)	Amendment to Bylaws of 3M Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

3M COMPANY

By: /s/ Gregg M. Larson
Gregg M. Larson,
Associate General Counsel and Secretary

Dated: November 17, 2006

EXHIBIT INDEX

Exhibit Number	Description
3(ii)	Amendment to Bylaws of 3M Company

EX-3.(II) 2 a06-24227_1ex3dii.htm EX-3

Exhibit 3(ii)

AMENDMENT TO BYLAWS OF 3M COMPANY

"AMENDMENTS

39. Subject to any limitations imposed by the Restated Certificate of Incorporation, the Board of Directors shall have power to adopt, amend, or repeal these Bylaws. Any Bylaws made by the directors under the powers conferred by the Restated Certificate of Incorporation may be amended or repealed by the directors or by the stockholders."

EXHIBIT D

Resolution of the Board of Directors of 3M Company to Amend the Restated Certificate of Incorporation to Eliminate the Supermajority Vote Requirements and Fair Price Provisions

Upon recommendation of the Nominating and Governance Committee and motion duly made and seconded, the following resolution was unanimously adopted:

WHEREAS:

1) In 1986, the Board of Directors of 3M Company (the "Corporation") recommended and the stockholders approved amendments to the Restated Certificate of Incorporation to provide for supermajority vote requirements on certain matters and to add the fair price provision for certain business combinations;

2) The Board of Directors examined the arguments for and against the supermajority vote requirements and fair price provision in the Company's Restated Certificate of Incorporation; and

3) After this review, the Board of Directors determined that it is appropriate to propose an amendment to the Restated Certificate of Incorporation that would eliminate these provisions;

RESOLVED, That:

1) The Board of Directors of the Corporation hereby approves and declares it advisable that the Restated Certificate of Incorporation of the Corporation be amended by deleting in its entirety Articles ELEVENTH and THIRTEENTH as set forth in the form of Certificate of Amendment attached hereto as Exhibit A and incorporated herein by reference (the "Amendment").

2) The Board of Directors directs that the Amendment be (i) described in the proxy statement for the 2007 Annual Meeting of Stockholders to be held on May 8, 2007 (the "Annual Meeting"), (ii) recommended to the stockholders for their approval, and (iii) submitted to a vote of the stockholders of this Corporation at the Annual Meeting.

3) If the Amendment is approved by not less than eighty percent (80%) of the outstanding common stock of this Corporation entitled to vote at the Annual Meeting, the proper officers of this Corporation are authorized and directed to do and perform all things to accomplish the foregoing and to make the Amendment effective by the filing of a certificate of such amendment with the Secretary of State of the State of Delaware.

EXHIBIT A

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
3M COMPANY

3M COMPANY, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that:

1. The Certificate of Incorporation of the Corporation is hereby amended by deleting Article ELEVENTH in its entirety and inserting the following in lieu thereof:

"ELEVENTH: Intentionally omitted."

2. The Certificate of Incorporation of the Corporation is hereby amended by deleting Article THIRTEENTH in its entirety and inserting the following in lieu thereof:

"THIRTEENTH: Intentionally omitted.".

3. The foregoing amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by Gregg M. Larson, its Associate General Counsel and Secretary, on this __ day of ________, 2007.

3M COMPANY

By:______________________________
Name: Gregg M. Larson
Office: Associate General Counsel and Secretary

Amended to and including
amendments of ~~May 15, 2006~~________

CERTIFICATE OF INCORPORATION OF
3M COMPANY
(Original Certificate Filed on June 25, 1929)

FIRST: The name of the Corporation is 3M COMPANY.

SECOND: The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is: to engage in any lawful act or activity for which Corporations may be organized under the General Corporation Law of Delaware.

FOURTH: A. The total number of shares of all classes of stock which this Corporation shall have authority to issue is 3,010,000,000 consisting of 10,000,000 shares of preferred stock without par value and 3,000,000,000 shares of common stock with a par value of $0.01 per share.

B. The designations, powers, preferences, and rights, and the qualifications, limitations, or restrictions of the preferred stock and the common stock of the Corporation are as follows:

1. The preferred stock may be issued from time to time as shares of one or more series in any amount, not exceeding in the aggregate, including all shares of any and all series previously issued, the total number of shares of preferred stock hereinabove authorized. All shares of any one series of preferred stock shall rank equally and be identical, except as to the times from which cumulative dividends, if any, thereon shall be cumulative.

2. The Board of Directors of the Corporation is hereby expressly authorized from time to time to issue preferred stock as preferred stock of any series, and in connection with the creation of each such series to fix by the resolution or resolutions, providing for the issue of shares thereof, the designations, preferences and relative, participating, optional, conditional, or other special rights, and qualifications, limitations, or restrictions thereof, of such series, to the full extent now or hereafter permitted by the laws of the State of Delaware, including, without limitation, the following matters:

(a) The designation of such series;

(b) The rate or amount and times at which, and the preferences and conditions under which, dividends shall be payable on shares of such series, the status of such dividends as cumulative or noncumulative, the date or dates from which dividends, if cumulative, shall accumulate, and the status of such series as participating or nonparticipating after the payment of dividends on shares which are entitled to any preference;

(c) The voting rights, if any, of shares of such series in addition to those required by law, which may be full, limited, multiple, fractional, or none, including any right to vote as a class either generally or in connection with any specified matter or matters;

(d) The amount, times, terms, and conditions, if any, upon which shares of such series shall be subject to redemption;

(e) The rights and preferences, if any, of the holders of shares of such series in the event of any liquidation, dissolution, or winding up of the Corporation;

(f) Whether the shares of such series shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of such series, and if so entitled, the amount of such fund and the manner of its application; and

(g) Whether the shares of such series shall be made convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation, and if made so convertible or exchangeable, the conversion price or prices, or the rates of exchange, and the adjustments, if any, at which such conversion or exchange may be made.

C. Except for and subject to those rights expressly granted to the holders of preferred stock, or any series thereof, by the Board of Directors, pursuant to the authority hereby vested in the Board or as provided by the laws of the State of Delaware, the holders of the Corporation's common stock shall have exclusively all rights of shareholders and shall possess exclusively all voting power. Each holder of common stock of the Corporation shall be entitled to one vote for each share of such stock standing in such holder's name on the books of the Corporation.

FIFTH: The Corporation is to have perpetual existence.

SIXTH: In furtherance, and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

To make, alter, or repeal the Bylaws of the Corporation.

To authorize and cause to be executed mortgages and liens upon the real and personal property of the Corporation.

RLF1-~~3016244~~3015514-~~1~~2
RLF1-3078341-1

To set apart out of any funds of the Corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.

By a majority of the whole Board, to designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The Bylaws may provide that in the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether the member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in the Bylaws of the Corporation, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease, or exchange of all or substantially all of the Corporation's property and assets recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the Bylaws of the Corporation; and, unless the resolution or Bylaws expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

When and as authorized by the stockholders in accordance with statute, to sell, lease, or exchange all or substantially all of the property and assets of the Corporation, including its goodwill and its corporate franchises, upon such terms and conditions and for such consideration, which may consist in whole or in part of money or property, including shares of stock in, and/or other securities of, any other Corporation or Corporations, as its Board of Directors shall deem expedient and for the best interest of the Corporation.

SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

EIGHTH: This Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

NINTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any

RLF1-~~3045294~~3015514-~~1~~2
RLF1-3078341-1

class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If the majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation as the case may be, and also on this Corporation.

TENTH: A. The number of directors of the Corporation shall be fixed from time to time by or pursuant to the Bylaws of the Corporation. At the 1986 Annual Meeting of Stockholders of the Corporation, the directors shall be divided, with respect to the terms for which they severally hold office, into three classes, as nearly equal in number of directors as possible, as determined by the Board of Directors, with the term of office of the first class to expire at the Annual Meeting of Stockholders to be held in 1987, the term of office of the second class to expire at the Annual Meeting of Stockholders to be held in 1988, and the term of office of the third class to expire at the Annual Meeting of Stockholders to be held in 1989, with each class of directors to hold office until their successors are duly elected and have qualified. At each Annual Meeting of Stockholders following such initial classification and election until the 2007 Annual Meeting of Stockholders, directors elected to succeed those directors whose terms expire at such annual meeting, other than those directors elected under particular circumstances by a separate class vote of the holders of any class or series of stock having a preference over the common stock, of a par value of $0.01 per share, of the Corporation (the "Common Stock") as to dividends or upon liquidation of the Corporation, shall be elected to hold office for a term expiring at the Annual Meeting of Stockholders in the third year following the year of their election and until their successors are duly elected and have qualified. When the number of directors is changed, any newly created directorships or any decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number of directors as possible, as determined by the Board of Directors. The terms of office of all directors who are in office immediately prior to the closing of the polls for the election of directors at the 2007 Annual Meeting of Stockholders of the Corporation shall expire at such time. At each Annual Meeting of Stockholders beginning with the 2007 Annual Meeting of Stockholders of the Corporation, the directors shall not be classified, and the directors shall be elected annually and shall hold office for a term expiring at the next Annual Meeting of Stockholders and until their respective successors shall have been duly elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. The provisions of this Paragraph are subject to the provisions of Paragraph D of this Article.

B. Except as may be provided in the terms of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation of the Corporation relating to the rights of the holders of such class or series to elect, by separate class vote, additional directors, prior to the 2007 Annual Meeting of Stockholders of the Corporation, no member of the Board of Directors may be removed from office except for cause. Except as may be provided in the terms of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation of the Corporation relating to the rights of the holders of such class or series to elect, by separate class vote, additional directors, from and after the 2007 Annual Meeting of Stockholders of the Corporation, any member of the Board of Directors may be removed from office with or without cause.

C. Subject to the provisions of Paragraph D of this Article TENTH, newly created directorships resulting from an increase in the number of directors of the Corporation and vacancies occurring in the Board of Directors resulting from death, resignation, retirement, removal, or any other reason shall be filled by the affirmative vote of a majority of the directors, although less than a quorum, then remaining in office and elected by the holders of the capital stock of the Corporation entitled to vote generally in the election of directors or, in the event that there is only one such director, by such sole remaining director. Prior to the 2007 Annual Meeting of Stockholders of the Corporation, any director elected in accordance with the preceding sentence shall hold office for the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified.

D. In the event that the holders of any class or series of stock of the Corporation having a preference over the Common Stock as to dividends or upon liquidation of the Corporation are entitled, by a separate class vote, to elect directors pursuant to the terms of such class or series, then the provisions of such class or series with respect to such rights of election shall apply to the election of such directors. The number of directors that may be elected by the holders of any such class or series of stock shall be in addition to the number fixed by or pursuant to the Bylaws. Except as otherwise expressly provided in the terms of such class or series, the number of directors that may be so elected by the holders of any such class or series of stock shall be elected for terms expiring at the next Annual Meeting of Stockholders and without regard to any classification of the remaining members of the Board of Directors, and vacancies among directors so elected by the separate class vote of any such class or series of stock shall be filled by the affirmative vote of a majority of the remaining directors elected by such class or series, or, if there are no such remaining directors, by the holders of such class or series in the same manner in which such class or series initially elected a director.

If at any meeting for the election of directors, more than one class of stock, voting separately as classes, shall be entitled to elect one or more directors and there shall be a quorum of only one such class of stock, that class of stock shall be entitled to elect its quota of directors notwithstanding absence of a quorum of the other class or classes of stock.

~~ELEVENTH: Subject to any limitations imposed by this Certificate of Incorporation, the Board of Directors shall have power to adopt, amend, or repeal the Bylaws of the Corporation.~~

RLF1-~~3016294~~3015514-~~1~~2
RLF1-3078341-1

Any Bylaws made by the directors under the powers conferred hereby may be amended or repealed by the directors or by the stockholders. Notwithstanding the foregoing and any other provisions of this Certificate of Incorporation or the Bylaws of this Corporation (and notwithstanding that a lesser percentage may be specified by law), no provisions of the Bylaws shall be adopted, amended, or repealed by the stockholders without an affirmative vote of the holders of not less than eighty percent (80%) of the voting power of all of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors. considered for the purposes of this Article as a single class.

Notwithstanding the foregoing and any other provisions of this Certificate of Incorporation or the Bylaws of the Corporation (and notwithstanding that a lesser percentage may be specified by law), the provisions of this Article ELEVENTH may not be amended or repealed unless such action is approved by the affirmative vote of the holders of not less than eighty percent (80%) of the voting power of all of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, considered for purposes of this Article as a single class.

ELEVENTH: Intentionally omitted.

TWELFTH: No action required to be taken or which may be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, and the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied.

THIRTEENTH: A. In addition to the requirements of the provisions of any series of preferred stock which may be outstanding, and whether or not a vote of the stockholders is otherwise required, the affirmative vote of the holders of not less than eighty percent (80%) of the outstanding shares of the Common Stock shall be required for the approval or authorization of any Business Transaction with a Related Person, or any Business Transaction in which a Related Person has an interest (other than only a proportionate interest as a stockholder of the Corporation); provided, however, that the eighty percent (80%) voting requirement shall not be applicable if (1) the Business Transaction is Duly Approved by the Continuing Directors, or (2) all of the following conditions are satisfied:

(a) the Business Transaction is a merger or consolidation or sale of substantially all of the assets of the Corporation, and the aggregate amount of cash to be received per share (on the date of effectiveness of such merger or consolidation or on the date of distribution to stockholders of the Corporation of the proceeds from such sale of assets) by holders of Common Stock of the Corporation (other than such Related Person) in connection with such Business Transaction is at least equal in value to such Related Person's Highest Common Stock Purchase Price; and

(b) after such Related Person has become the Beneficial Owner of not less than ten percent (10%) of the voting power of the Voting Stock and prior to the consummation of such Business Transaction, such Related Person shall not have become the Beneficial Owner of any additional shares of Voting Stock or securities convertible into Voting Stock, except (i) as a part of the transaction which resulted in such Related Person becoming the Beneficial Owner of not less than ten percent (10%) of the voting power of the Voting Stock or (ii) as a result of a pro rata stock dividend or stock split; and

(e) prior to the consummation of such Business Transaction, such Related Person shall not have, directly or indirectly, (i) received the benefit (other than only a proportionate benefit as a stockholder of the Corporation) of any loans, advances, guarantees, pledges, or other financial assistance or tax credits provided by the Corporation or any of its subsidiaries, (ii) caused any material change in the Corporation's business or equity capital structure, including, without limitation, the issuance of shares of capital stock of the Corporation, or (iii) except as Duly Approved by the Continuing Directors, caused the Corporation to fail to declare and pay (y) at the regular date therefor any full quarterly dividends on any outstanding preferred stock or (z) quarterly cash dividends on the outstanding Common Stock on a per share basis at least equal to the cash dividends being paid thereon by the Corporation immediately prior to the date on which the Related Person became a Related Person.

B. For the purpose of this Article THIRTEENTH:

1. The term "Business Transaction" shall mean (a) any merger or consolidation involving the Corporation or a subsidiary of the Corporation, (b) any sale, lease, exchange, transfer, or other disposition (in one transaction or a series of related transactions), including, without limitation, a mortgage or any other security device, of all or any Substantial Part of the assets either of the Corporation or of a subsidiary of the Corporation, (c) any sale, lease, exchange, transfer, or other disposition (in one transaction or a series of related transactions) of all or any Substantial Part of the assets of an entity to the Corporation or a subsidiary of the Corporation, (d) the issuance, sale, exchange, transfer, or other disposition (in one transaction or a series of related transactions) by the Corporation or a subsidiary of the Corporation of any securities of the Corporation or any subsidiary of the Corporation, (e) any recapitalization or reclassification of the securities of the Corporation (including, without limitation, any reverse stock split) or other transaction that would have the effect of increasing the voting power of a Related Person or reducing the number of shares of each class of Voting Stock outstanding, (f) any liquidation, spin-off, split-off, split-up, or dissolution of the Corporation, and (g) any agreement, contract, or other arrangement providing for any of the transactions described in this definition of Business Transaction.

2. The term "Related Person" shall mean and include (a) any individual, corporation, partnership, group, association, or other person or entity which, together with its Affiliates and Associates, is the Beneficial Owner of not less than ten percent (10%) of the voting power of the Voting Stock or was the Beneficial Owner of not less than ten percent (10%) of the voting power of the Voting Stock (i) at the time the definitive agreement providing for the Business Transaction (including any amendment thereof) was entered into, (ii) at the time a resolution approving the Business Transaction was adopted by the Board of Directors of the Corporation, or (iii) as of the record date for the determination of stockholders entitled to notice of and to vote

on, or consent to, the Business Transaction, and (b) any Affiliate or Associate of any such individual, corporation, partnership, group, association, or other person or entity; provided, however, and notwithstanding anything in the foregoing to the contrary, the term "Related Person" shall not include the Corporation, a wholly owned subsidiary of the Corporation, any employee stock ownership or other employee benefit plan of the Corporation or any wholly owned subsidiary of the Corporation, or any trustee of, or fiduciary with respect to, any such plan when acting in such capacity.

3. The term "Beneficial Owner" shall be defined by reference to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as in effect on May 13, 1986; provided, however, that any individual, corporation, partnership, group, association, or other person or entity which has the right to acquire any Voting Stock at any time in the future, whether such right is contingent or absolute, pursuant to any agreement, arrangement, or understanding or upon exercise of conversion rights, warrants or options, or otherwise, shall be deemed the Beneficial Owner of such Voting Stock.

4. The term "Highest Common Stock Purchase Price" shall mean the highest amount of consideration paid by such Related Person for a share of Common Stock of the Corporation (including any brokerage commissions, transfer taxes, and soliciting dealers' fees) in the transaction which resulted in such Related Person becoming a Related Person or within one year prior to the date such Related Person became a Related Person, whichever is higher; provided, however, that the Highest Common Stock Purchase Price shall be appropriately adjusted to reflect the occurrence of any reclassification, recapitalization, stock split, reverse stock split, or other similar corporate readjustment in the number of outstanding shares of Common Stock of the Corporation between the last date upon which such Related Person paid the Highest Common Stock Purchase Price to the effective date of the merger or consolidation or the date of distribution to stockholders of the Corporation of the proceeds from the sale of substantially all of the assets of the Corporation referred to in subparagraph (2)(a) of Section A. of this Article THIRTEENTH.

5. The term "Substantial Part" shall mean more than five percent (5%) of the fair market value of the total assets of the entity in question, as reflected on the most recent consolidated balance sheet of such entity existing at the time the stockholders of the Corporation would be required to approve or authorize the Business Transaction involving the assets constituting any such Substantial Part.

6. The term "Voting Stock" shall mean all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, considered for the purpose of this Article THIRTEENTH as one class.

7. The term "Continuing Director" shall mean a director who either was a member of the Board of Directors of the Corporation on May 13, 1986 or who became a director of the Corporation subsequent to such date and whose election, or nomination for election by the Corporation's stockholders, was Duly Approved by the Continuing Directors on the Board at the time of such nomination or election, either by a specific vote or by approval of the proxy

statement issued by the Corporation on behalf of the Board of Directors in which such person is named as nominee for director, without due objection to such nomination; provided, however, that in no event shall a director be considered a "Continuing Director" if such director is a Related Person and the Business Transaction to be voted upon is with such Related Person or is one in which such Related Person has an interest (other than only a proportionate interest as a stockholder of the Corporation).

8. The term "Duly Approved by the Continuing Directors" shall mean an action approved by the vote of at least a majority of the Continuing Directors then on the Board, except, if the votes of such Continuing Directors in favor of such action would be insufficient to constitute an act of the Board of Directors if a vote by all of its members were to have been taken, then such term shall mean an action approved by the unanimous vote of the Continuing Directors then on the Board so long as there are at least three Continuing Directors on the Board at the time of such unanimous vote.

9. The term "Affiliate," used to indicate a relationship to a specified person, shall mean a person that directly, or
indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person.

10. The term "Associate," used to indicate a relationship with a specified person, shall mean (a) any corporation, partnership, or other organization of which such specified person is an officer or partner, (b) any trust or other estate in which such specified person has a substantial beneficial interest or as to which such specified person serves as trustee or in a similar fiduciary capacity, (c) any relative or spouse of such specified person, or any relative of such spouse who has the same home as such specified person, or who is a director or officer of the Corporation or any of its parents or subsidiaries, and (d) any person who is a director, officer, or partner of such specified person or of any corporation (other than the Corporation or any wholly owned subsidiary of the Corporation), partnership or other entity which is an Affiliate of such specified person.

C. For the purpose of this Article THIRTEENTH, so long as Continuing Directors constitute at least a majority of the entire Board of Directors, the Board of Directors shall have the power to make a good faith determination, on the basis of information known to them, of: (1) the number of shares of Voting Stock of which any person is the Beneficial Owner, (2) whether a person is a Related Person or is an Affiliate or Associate of another, (3) whether a person has an agreement, arrangement, or understanding with another as to the matters referred to in the definition of Beneficial Owner herein, (4) whether the assets subject to any Business Transaction constitute a Substantial Part, (5) whether any Business Transaction is with a Related Person or is one in which a Related Person has an interest (other than only a proportionate interest as a stockholder of the Corporation), (6) whether a Related Person, has, directly or indirectly, received any benefits or caused any of the changes or caused the Corporation to fail to declare and pay any of the dividends referred to in subparagraph (2)-(c) of Section A. of this Article THIRTEENTH, and (7) such other matters with respect to which a determination is required under this Article THIRTEENTH; and such determination by the Board of Directors shall be conclusive and binding for all purposes of this Article THIRTEENTH.

D. Nothing contained in this Article THIRTEENTH shall be construed to relieve any Related Person of any fiduciary obligation imposed by law.

E. The fact that any Business Transaction complies with the provisions of Section A. of this Article THIRTEENTH shall not be construed to impose any fiduciary duty, obligation, or responsibility on the Board of Directors, or any member thereof, to approve such Business Transaction or recommend its adoption or approval to the stockholders of the Corporation.

F. Notwithstanding any other provisions of this Certificate of Incorporation or the Bylaws of the Corporation (and notwithstanding that a lesser percentage may be specified by law), the provisions of this Article THIRTEENTH may not be repealed or amended in any respect, unless such action is approved by the affirmative vote of the holders of not less than eighty percent (80%) of the outstanding shares of the Common Stock.

THIRTEENTH: Intentionally omitted.

FOURTEENTH: The liability of the Corporation's Directors to the Corporation or its stockholders shall be eliminated to the fullest extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may be amended from time to time. Any repeal or amendment of this Article FOURTEENTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director existing at the time of such repeal or amendment.

[redacted]

From: CFLETTERS
Sent: Wednesday, January 17, 2007 2:18 PM
To: [redacted]
Cc: [redacted]
Subject: FW: 3M Company (MMM) Shareholder Position on Company No-Action Request (Nick Rossi)

Follow Up Flag: Follow up
Flag Status: Red

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, January 17, 2007 2:10 PM
To: CFLETTERS
Cc: Gregg M. Larson
Subject: 3M Company (MMM) Shareholder Position on Company No-Action Request (Nick Rossi)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 17, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

3M Company (MMM)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Simple Majority Vote Nick Rossi

Ladies and Gentlemen:

This is an initial response to the company January 4, 2007 no action request.

The company gives no indication of the percentage vote of shares outstanding needed to adopt the management proposal on this topic.

Also the company gives no indication of its level of commitment to this proposal other than it will recommend a yes-vote. A company recommendation of a yes-vote can have only symbolic meaning if 80% of shares outstanding must approve the company proposal and typically only 75% of shares outstanding vote at an annual meeting. A token effort to adopt a proposal should not be considered substantial implementation.

Thus the company has not demonstrated that it has anything more than a token commitment to adoption of this proposal topic.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
Gregg M. Larson <gmlarson@mmm.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 15, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: 3M Company
Incoming letter dated January 4, 2007

The proposal recommends adoption of a simple majority shareholder vote requirement applicable to the greatest number of shareholder voting issues possible.

There appears to be some basis for your view that 3M may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that 3M will provide shareholders at 3M's 2007 Annual Meeting with an opportunity to approve an amendment to 3M's Certificate of Incorporation that would eliminate all supermajority voting requirements. Accordingly, we will not recommend enforcement action to the Commission if 3M omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END